

# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



10015202


SUPPL



15 January 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 14 January 2010, re: Dealings in Securities by Principal Officers outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448



Form Version V3.0

# General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **14/01/2010 05:56:55 PM**

Reference No **LI-100114-6A4ED**

**Submitting Investment Bank/Advisor (if applicable)**

**Submitting Secretarial Firm (if applicable)**

**Company name *** LION INDUSTRIES CORPORATION BERHAD

**Stock name *** LIONIND

**Stock code *** 4235

**Contact person *** Wong Phooi Lin

**Designation *** Secretary

**Type *** ● Announcement ○ Reply to query

**Subject :*** Dealings in Securities by Principal Officers Outside Closed Period

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officers | Date of Exercise pursuant to Executive Share Option Scheme | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Kok Wai Hung | 14.01.2010 | 1.33 | 10,000 | Negligible |
| Yap Nyeok Ping | 14.01.2010 | 1.33 | 18,000 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

14 JAN 2010



# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

14 January 2010

2010 FEB 18 P 1:25
RECEIVED

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 13 January 2010, re: Dealings in Securities by a Principal Officer outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448



Form Version V3.0

# General Announcement

**Ownership transfer to LION INDUSTRIES CORPORATION on 13/01/2010 05:29:54 PM**

**Reference No LI-100113-42C0B**

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| **Company name *** | LION INDUSTRIES CORPORATION BERHAD |
| **Stock name *** | LIONIND |
| **Stock code *** | 4235 |
| **Contact person *** | Wong Phooi Lin |
| **Designation *** | Secretary |

| | |
|---|---|
| **Type *** | ● Announcement ○ Reply to query |
| **Subject :*** | Dealings in Securities by a Principal Officer outside Closed Period |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Dealings | Average Consideration per Share (RM) | Number of Shares Sold | % of Issued Share Capital |
|---|---|---|---|---|
| Tan Sin Chun | 13.01.2010 | 1.69 | 10,000 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

..........................................

Secretary

13 JAN 2010



# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

18 January 2010



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the announcements dated 15 January 2010 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Additional Listing Application; and

2) Dealings in Securities by Principal Officers outside Closed Period.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

 BURSA MALAYSIA

Form Version V3.0

## General Announcement

Reference No LI-100115-5EDE4

**Submitting Investment Bank/Advisor (if applicable)**

**Submitting Secretarial Firm (if applicable)**

| | |
|---|---|
| **Company name *** | LION INDUSTRIES CORPORATION BERHAD |
| **Stock name *** | LIONIND |
| **Stock code *** | 4235 |
| **Contact person *** | Wong Phooi Lin |
| **Designation *** | Secretary |

**Type *** ● Announcement ○ Reply to query

**Subject :*** Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

**Contents :-***

*(This field is to be used for the summary of the announcement)*

Pursuant to Paragraph 14.09(a) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**

*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officers | Date of Exercise pursuant to Executive Share Option Scheme | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Liow Swee Kan | 15.01.2010 | 1.037 | 28,000 | Negligible |
| Ng Ho Peng | 15.01.2010 | 1.330 | 5,200 | Negligible |
| Tan Sin Chun | 15.01.2010 | 1.330 | 15,700 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

15 JAN 2010


BURSA MALAYSIA

Form Version V3.0

# Additional Listing Application (ALA)

Ownership transfer to **LION INDUSTRIES CORPORATION** on **15/01/2010 12:23:15 PM**

Reference No **LI-100115-81C16**

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| **Company name *** | LION INDUSTRIES CORPORATION BERHAD |
| **Stock name *** | LIONIND |
| **Stock code *** | 4235 |
| **Contact person *** | Wong Phooi Lin |
| **Designation *** | Secretary |

| | |
|---|---|
| **Number of corporate proposal *** | ☐ 1 |

**1. Details of Corporate Proposal**

| | |
|---|---|
| **Whether the corporate proposal involves the issuance of new type and new class of securities? * [e.g. new issues of A-Shares, new warrants, new ICULS, etc]** | ○ Yes ● No |
| **Types of corporate proposal *** | ESOS |
| **Details of corporate proposal *** | ESOS |
| **No. of shares issued under this corporate proposal *** | 2,500 |
| **Issue price per share ($$) *** | Malaysian Ringgit (MYR) 0.000 |
| **Par Value ($$)** | Malaysian Ringgit (MYR) 1.000 |

**Latest issued and paid up share capital after the above corporate proposal in the following**

| | |
|---|---|
| **Units *** | 713,201,765 |
| **Currency *** | Malaysian Ringgit (MYR) 713,201,765.000 |
| **Listing Date *** | 18/01/2010 |

**Remarks:**

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

15 JAN 2010